SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

Nationwide Financial Services, Inc.

(Name of Issuer)

Nationwide Financial Services, Inc.

Nationwide Mutual Insurance Company

Nationwide Corporation

NWM Merger Sub, Inc.

(Name of Persons Filing Statement)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

638612101

(CUSIP Number of Class of Securities)

Nationwide Financial Services, Inc.	Nationwide Mutual Insurance Company	NWM Merger Sub, Inc.
One Nationwide Plaza	Nationwide Corporation	c/o Nationwide Mutual Insurance Company
Columbus, Ohio 43215	One Nationwide Plaza, 1-38-16	One Nationwide Plaza, 1-38-16
Attn: General Counsel	Columbus, Ohio 43215	Columbus, Ohio 43215
Tel. No.: (614) 249-7111	Attn: Chief Legal and Governance Officer	Attn: Chief Legal and Governance Officer
	Tel. No.: (614) 249-7111	Tel. No.: (614) 249-7111

(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

copies to:

Sidley Austin LLP One South Dearborn Chicago, Illinois 60603 Attn: Thomas A. Cole, Esq. David J. Zampa, Esq. Tel. No.: (312) 853-7000	Jones Day North Point 901 Lakeside Avenue Cleveland, Ohio 44114 Attn: Lyle G. Ganske, Esq. James P. Dougherty, Esq. Tel. No.: (216) 586-3939	Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019 Attn: Michael Groll, Esq. Sheri E. Bloomberg, Esq. Tel. No.: (212) 259-8000

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,478,894,946.20	$97,420.57

(1)	For purposes of calculating the filing fee only, the proposed maximum aggregate value of the transaction, is $2,478,894,946.20, which is the sum of (a) the product of (i) the 46,154,903 shares of common stock that are proposed to be converted into the right to receive the merger consideration, multiplied by (ii) the merger consideration of $52.25 per share of common stock, plus (b) the product of (i) 3,855,671, the number of shares of common stock underlying options to purchase such shares at a per-share exercise price of less than $52.25, multiplied by (ii) the amount by which the per-share merger consideration of $52.25 exceeds the $36.49 per share weighted average exercise price of such options, plus (c) the product of (i) 2,725.50, the number of certain shares of restricted common stock; 41,437, the number of deferred stock units and 80,926.294, the number of stock index units multiplied by (ii) the per-share merger consideration of $52.25. The filing fee equals the proposed maximum aggregate value of the transaction multiplied by .0000393.
(2)	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals .0000393 multiplied by the total Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $100,307.12

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Party: Nationwide Financial Services, Inc.

Date Filed: September 5, 2008

INTRODUCTION

This Rule 13e-3 transaction statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission, which is referred to as the “Commission,” jointly by the following persons, which are collectively referred to as the “filing persons”: Nationwide Financial Services, Inc., which is referred to as the “company”; Nationwide Mutual Insurance Company, which is referred to as “NWM”; Nationwide Corporation, which is referred to as “NWC” and NWM Merger Sub, Inc., which is referred to as “Merger Sub”.

On August 6, 2008, the company, NWM, NWC and Merger Sub entered into an Agreement and Plan of Merger, which is referred to as the “merger agreement,” pursuant to which Merger Sub, an entity organized by NWC solely for the purpose of acquiring all of the outstanding shares of the company’s common stock not already owned by NWC, will be merged with and into the company, and the company will be the surviving corporation. As a result of the merger, the company will be wholly owned by NWC. Under the terms of the merger agreement, each outstanding share of the company’s Class A common stock, par value $0.01 per share, which is referred to as “company common stock,” other than (i) any shares held by NWM, NWC, Nationwide Mutual Fire Insurance Company, which is referred to as “NMF,” or Merger Sub at the effective time of the merger, (ii) shares owned by the company or any wholly owned subsidiary of the company at the effective time of the merger and (iii) shares owned by stockholders who have perfected and not withdrawn a demand for appraisal rights under Delaware law, will be cancelled and converted into the right to receive $52.25 in cash. The merger is subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including adoption and approval of the merger agreement by stockholders of the company.

Concurrently with the filing of this Schedule 13E-3, the company is filing with the Commission a preliminary proxy statement on Schedule 14A pursuant to Section 14(a) of the Exchange Act of 1934, which is referred to as the “Preliminary Proxy Statement,” relating to a special meeting of stockholders of the company. At the meeting, stockholders of the company will consider and vote upon a proposal to adopt the merger agreement. A copy of the Preliminary Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the merger agreement is attached hereto as Exhibit (d)(1).

Pursuant to General Instruction G of Schedule 13E-3, this Schedule 13E-3 incorporates by reference the information contained in the Preliminary Proxy Statement in answer to the items of Schedule 13E-3. The information set forth in the Preliminary Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Preliminary Proxy Statement, including all annexes thereto.

Item 1.	Summary Term Sheet.

Item 1001 of Regulation M-A:

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE MERGER.”

Item 2.	Subject Company Information.

Item 1002 of Regulation M-A:

(a)	Name and Address. The information set forth in the Preliminary Proxy Statement under the caption “PARTIES INVOLVED IN THE PROPOSED TRANSACTION” is incorporated herein by reference.

(b)	Securities. The information set forth in the Preliminary Proxy Statement under the captions “THE SPECIAL MEETING—Record Date; Voting Rights” and “MARKET PRICE AND DIVIDEND INFORMATION” is incorporated herein by reference. The exact title of each class of the subject equity securities is “Class A common stock, par value $0.01 per share.”

(c)	Trading Market and Price. The information set forth in the Preliminary Proxy Statement under the caption “MARKET PRICE AND DIVIDEND INFORMATION” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Preliminary Proxy Statement under the caption “MARKET PRICE AND DIVIDEND INFORMATION” and “THE MERGER AGREEMENT—Covenants and Agreements” is incorporated herein by reference.

(e)	Prior Public Offerings. The information set forth in the Preliminary Proxy Statement under the caption “PRIOR PUBLIC OFFERINGS AND STOCK PURCHASES” is incorporated herein by reference.

(f)	Prior Stock Purchases. The information set forth in the Preliminary Proxy Statement under the caption “PRIOR PUBLIC OFFERINGS AND STOCK PURCHASES” is incorporated herein by reference.
Item 3. Identity and Background of Filing Persons. Item 1003 of Regulation M-A:
(a)	Name and address. The information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET,” “PARTIES INVOLVED IN THE PROPOSED TRANSACTION,” “DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY” and “INFORMATION REGARDING THE TRANSACTION PARTICIPANTS” is incorporated herein by reference. The company is the subject company.

(b)	Business and background of entities. The information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET,” “PARTIES INVOLVED IN THE PROPOSED TRANSACTION,” “DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY” and “INFORMATION REGARDING THE TRANSACTION PARTICIPANTS” is incorporated herein by reference.

(c)	Business and background of natural persons. The information set forth in the Preliminary Proxy Statement under the captions “DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY” and “INFORMATION REGARDING THE TRANSACTION PARTICIPANTS” is incorporated herein by reference.
Item 4. Terms of the Transaction. Item 1004 of Regulation M-A:
(a) (1)	Material Terms. Tender Offers. Not Applicable.

(2)	Material Terms. Mergers or Similar Transactions. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING,” “SPECIAL FACTORS,” “THE MERGER AGREEMENT” and “Annex A—Agreement and Plan of Merger.”

(c)	Different Terms. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Certain Effects of the Merger,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “THE MERGER AGREEMENT—Consideration to be Received in the Merger,” “THE MERGER AGREEMENT—Cancellation of Shares of Company Common Stock,” “THE MERGER AGREEMENT—Merger Sub Common Stock” and “THE MERGER AGREEMENT—Treatment of Stock Options, Restricted Shares and Other Equity-Related Securities.”

(d)	Appraisal Rights. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Appraisal Rights,” “THE MERGER AGREEMENT—Dissenters’ Shares” and “Annex C—Section 262 of the General Corporation Law of the State of Delaware.”

(e)	Provisions For Unaffiliated Security Holders. The information set forth in the Preliminary Proxy Statement under the caption “PROVISIONS FOR UNAFFILIATED SHAREHOLDERS” is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements. Item 1005 of Regulation M-A:
(a)

Transactions. The information set forth in the Preliminary Proxy Statement under “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “THE MERGER AGREEMENT” and “CERTAIN TRANSACTIONS WITH DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES” is incorporated herein by reference.

(b)	Significant Corporate Events. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and Our Board; Reasons for Recommending the Adoption of the Merger Agreement,” “SPECIAL FACTORS—Position of NWM, NWC and Merger Sub as to the Fairness of the Merger to Our Shareholders (Other than Nationwide and its Affiliates),” “SPECIAL FACTORS—Our Position as to the Fairness of the Merger to Our Shareholders (Other than Nationwide and its Affiliates),” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “THE MERGER AGREEMENT” and “CERTAIN TRANSACTIONS WITH DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES.”

(c)	Negotiations or Contacts. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and Our Board; Reasons for Recommending the Adoption of the Merger Agreement,” “SPECIAL FACTORS—Position of NWM, NWC and Merger Sub as to the Fairness of the Merger to Our Shareholders (Other than Nationwide and its Affiliates),” “SPECIAL FACTORS—Our Position as to the Fairness of the Merger to Our Shareholders (Other than Nationwide and its Affiliates),” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “THE MERGER AGREEMENT” and “CERTAIN TRANSACTIONS WITH DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES.”

(e)           Agreements Involving the Subject Company’s Securities. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING—Record Date; Voting Rights,” “SPECIAL FACTORS—Recommendations of the Special Committee and Our Board; Reasons for Recommending the Adoption of the Merger Agreement,” “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Certain Effects of the Merger,” “AGREEMENTS INVOLVING THE COMPANY’S SECURITIES,” “THE MERGER AGREEMENT—Covenants and Agreements” and “CERTAIN TRANSACTIONS WITH DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES.” The information set forth above in Item 2(f) of this Schedule 13E-3 is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals. Item 1006 of Regulation M-A:
(b)	Use of Securities Acquired. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING,” “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Certain Effects of the Merger,” “THE MERGER AGREEMENT—Closing and Effective Time of the Merger,” “THE MERGER AGREEMENT—Consideration to be Received in the Merger,” “THE MERGER AGREEMENT—Cancellation of Shares of Company Common Stock,” “THE MERGER AGREEMENT—Merger Sub Common Stock” and “THE MERGER AGREEMENT—Treatment of Stock Options, Restricted Shares and Other Equity-Related Securities.”

(c) (1)-(8)	Plans. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and Our Board; Reasons for Recommending the Adoption of the Merger Agreement,” “SPECIAL FACTORS—Position of NWM, NWC and Merger Sub as to the Fairness of the Merger to Our Shareholders (Other than Nationwide and its Affiliates),” “SPECIAL FACTORS—Our Position as to the Fairness of the Merger to Our Shareholders (Other than Nationwide and its Affiliates),” “SPECIAL FACTORS—Certain Effects of the Merger,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “SPECIAL FACTORS—Plans for the Company if the Merger is Not Completed,” “THE MERGER AGREEMENT—Closing and Effective Time of the Merger,” “THE MERGER AGREEMENT—Consideration to be Received in the Merger,” “THE MERGER AGREEMENT—Cancellation of Shares of Company Common Stock” and “THE MERGER AGREEMENT—Merger Sub Common Stock.”

Item 7. Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A:

(a)	Purposes. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and Our Board; Reasons for Recommending the Adoption of the Merger Agreement” and “SPECIAL FACTORS—Plans for the Company if the Merger is Not Completed.”

(b)	Alternatives. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS— Recommendations of the Special Committee and Our Board; Reasons for Recommending the Adoption of the Merger Agreement,” “SPECIAL FACTORS—Alternatives to the Merger,” “SPECIAL FACTORS—Purpose and Reasons for the Merger” and “SPECIAL FACTORS—Plans for the Company if the Merger is Not Completed.”

(c)	Reasons. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and Our Board; Reasons for Recommending the Adoption of the Merger Agreement,” “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee” and “Annex B—Opinion of Lazard Frères & Co. LLC.”

(d)	Effects. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Recommendations of the Special Committee and Our Board; Reasons for Recommending the Adoption of the Merger Agreement,” “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee,” “SPECIAL FACTORS—Certain Effects of the Merger,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “SPECIAL FACTORS—Federal Income Tax Consequences,” “SPECIAL FACTORS—Purpose and Reasons for the Merger” and “THE MERGER AGREEMENT.”

Item 8.	Fairness of the Transaction.

Item 1014 of Regulation M-A:

(a)	Fairness. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and Our Board; Reasons for Recommending the Adoption of the Merger Agreement,” “SPECIAL FACTORS—Position of NWM, NWC and Merger Sub as to the Fairness of the Merger to Our Shareholders (Other than Nationwide and its Affiliates),” “SPECIAL FACTORS—Our Position as to the Fairness of the Merger to Our Shareholders (Other than Nationwide and its Affiliates),” “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee” and “Annex B—Opinion of Lazard Frères & Co. LLC.”

(b)	Factors Considered in Determining Fairness. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and Our Board; Reasons for Recommending the Adoption of the Merger Agreement,” “SPECIAL FACTORS—Position of NWM, NWC and Merger Sub as to the Fairness of the Merger to Our Shareholders (Other than Nationwide and its Affiliates),” SPECIAL FACTORS—Our Position as to the Fairness of the Merger to Our Shareholders (Other than Nationwide and its Affiliates),” “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee,” “Annex B—Opinion of Lazard Frères & Co. LLC” and “SPECIAL FACTORS—Certain Effects of the Merger.”

(c)	Approval of Security Holders. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING—Record Date; Voting Rights,” “THE SPECIAL MEETING—Quorum,” “THE SPECIAL MEETING—Required Vote,” “SPECIAL FACTORS—Recommendations of the Special Committee and Our Board; Reasons for Recommending the Adoption of the Merger Agreement,” “SPECIAL FACTORS—Our Position as to the Fairness of the Merger to Our Shareholders (Other than Nationwide and its Affiliates)” “SPECIAL FACTORS—Position of NWM, NWC and Merger Sub as to the Fairness of the Merger to Our Shareholders (Other than Nationwide and its Affiliates)” and “THE MERGER AGREEMENT—Conditions Precedent to the Merger.”

(d)	Unaffiliated Representative. A majority of directors who are not employees of the company have not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction and/or preparing a report concerning the fairness of the transaction. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and Our Board; Reasons for Recommending the Adoption of the Merger Agreement,” and “SPECIAL FACTORS—Position of NWM, NWC and Merger Sub as to the Fairness of the Merger to Our Shareholders (Other than Nationwide and its Affiliates).”

(e)	Approval of Directors. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and Our Board; Reasons for Recommending the Adoption of the Merger Agreement,” “SPECIAL FACTORS—Position of NWM, NWC and Merger Sub as to the Fairness of the Merger to Our Shareholders (Other than Nationwide and its Affiliates)” and “SPECIAL FACTORS—Our Position as to the Fairness of the Merger to Our Shareholders (Other than Nationwide and its Affiliates).”

(f)	Other Offers. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and Our Board; Reasons for Recommending the Adoption of the Merger Agreement” and “SPECIAL FACTORS—Our Position as to the Fairness of the Merger to Our Shareholders (Other than Nationwide and its Affiliates).”
Item 9. Reports, Opinions, Appraisals and Certain Negotiations. Item 1015 of Regulation M-A:
(a)	Report, Opinion or Appraisal. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and Our Board; Reasons for Recommending the Adoption of the Merger Agreement,” “SPECIAL FACTORS—Position of NWM, NWC and Merger Sub as to the Fairness of the Merger to Our Shareholders (Other than Nationwide and its Affiliates),” “SPECIAL FACTORS—Our Position as to the Fairness of the Merger to Our Shareholders (Other than Nationwide and its Affiliates),” “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee,” “SPECIAL FACTORS—Summary of Financial Analyses of UBS and Goldman Sachs,” “SPECIAL FACTORS—Summary of Actuarial Appraisal,” and “Annex B—Opinion of Lazard Frères & Co. LLC.”

(b)

Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and Our Board; Reasons for Recommending the Adoption of the Merger Agreement,” “SPECIAL FACTORS—Our Position as to the Fairness of the Merger to Our Shareholders (other than Nationwide and its Affiliates),” “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee,” “SPECIAL FACTORS—Summary of Financial Analyses of UBS and Goldman Sachs,” “SPECIAL FACTORS—Summary of Actuarial Appraisal,” and “Annex B—Opinion of Lazard Frères & Co. LLC.”

(c)	Availability of Documents. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated by reference: “WHERE YOU CAN FIND MORE INFORMATION.”

Item 10. Source and Amounts of Funds or Other Consideration. Item 1007 of Regulation M-A:
(a)-(d)	Source of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING—Required Vote,” “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Background of the Merger” and “SPECIAL FACTORS—Estimated Fees and Expenses of the Merger.”
Item 11. Interest in Securities of the Subject Company. Item 1008 of Regulation M-A:
(a)	Securities Ownership. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS” and “BENEFICIAL OWNERSHIP OF SECURITIES BY MANAGEMENT.”

(b)	Securities Transactions. The information set forth in the Preliminary Proxy Statement under the caption “RECENT TRANSACTIONS” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.

Item 1012 of Regulation M-A:

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference: “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING—Record Date; Voting Rights,” “THE SPECIAL MEETING—Required Vote,” “SPECIAL FACTORS—Our Position as to the Fairness of the Merger to Our Shareholders (Other than Nationwide and its Affiliates); “SPECIAL FACTORS—Recommendations of the Special Committee and Our Board; Reasons for Recommending the Adoption of the Merger Agreement,” “SPECIAL FACTORS—Position of NWM, NWC and Merger Sub as to the Fairness of the Merger to Our Shareholders (Other than Nationwide and its Affiliates),” “SPECIAL FACTORS—Interests of Certain Persons in the Merger” and “THE MERGER AGREEMENT–Covenants and Agreements.”

(e)	Recommendation of Others. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference: “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and Our Board; Reasons for Recommending Adoption of the Merger Agreement,” “SPECIAL FACTORS— Position of NWM, NWC and Merger Sub as to the Fairness of the Merger to Our Shareholders (Other than Nationwide and its Affiliates)” and “SPECIAL FACTORS—Our Position as to the Fairness of the Merger to Our Shareholders (Other than Nationwide and its Affiliates).”

Item 13. Financial Statements. Item 1010 of Regulation M-A:
(a)	Financial Information. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference: “SELECTED HISTORICAL FINANCIAL DATA,” “RATIO OF EARNINGS TO FIXED CHARGES” and “WHERE YOU CAN FIND MORE INFORMATION.” The information contained in the Consolidated Financial Statements included in the company’s annual report on Form 10-K for the fiscal year ended December 31, 2007, in its quarterly report on Form 10-Q for its quarter ended March 31, 2008, in its quarterly report on Form 10-Q for its quarter ended June 30, 2008 and in its quarterly report on Form 10-Q for its quarter ended September 30, 2008 is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used. Item 1009 of Regulation M-A:
(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “THE SPECIAL MEETING—Solicitation of Proxies,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and Our Board; Reasons for Recommending the Adoption of the Merger Agreement,” “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “SPECIAL FACTORS—Estimated Fees and Expenses of the Merger” and “Annex B—Opinion of Lazard Frères & Co. LLC.”

Item 15. Additional Information. Item 1011 of Regulation M-A:
(b)	Other Material Information. The entirety of the Preliminary Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits.

Item 1016 of Regulation M-A:

(a) (1)	Preliminary Proxy Statement for the special meeting of the shareholders of the company, incorporated by reference to the Schedule 14A filed with the Commission on November 25, 2008

(a) (2)	Form of Proxy Card filed with the Commission together with the Preliminary Proxy Statement

(a) (3)	Form of Letter to Shareholders filed with the Commission together with the Preliminary Proxy Statement

(a) (4)	Press Release dated August 6, 2008 (previously filed as Exhibit 99.1 to the company’s Current Report on Form 8-K dated August 7, 2008, and incorporated herein by reference)

(c) (1)	Opinion of Lazard Frères & Co. LLC, which is referred to as “Lazard” (attached as Annex B to the Preliminary Proxy Statement and incorporated herein by reference)

(c) (2)	Financial Analysis, dated March 5, 2008, prepared by UBS Securities LLC, which is referred to as “UBS,” and Goldman, Sachs & Co., which is referred to as “Goldman Sachs”*

(c) (3)	Presentation materials, dated May 19, 2008, prepared by Lazard*

(c) (4)	Presentation materials, dated May 19, 2008, prepared by Milliman, Inc., which is referred to as “Milliman”*

(c) (5)	Actuarial Appraisal, dated June 3, 2008, prepared by Milliman*

(c) (6)

Letter dated July 10, 2008 from Milliman to the special committee of the company’s board of directors, providing preliminary results of a sensitivity analysis relating to its June 3, 2008 Actuarial Appraisal**

(c) (7)	Letter dated July 21, 2008 from Milliman to the special committee of the company’s board of directors, updating the results of its June 3, 2008 Actuarial Appraisal*

(c) (8)	Financial Analysis, dated June 4, 2008, prepared by UBS and Goldman Sachs*

(c) (9)	Financial Analysis, dated June 16, 2008, prepared by UBS and Goldman Sachs*

(c) (10)	Presentation materials, dated June 17, 2008, prepared by Lazard*

(c) (11)	Financial Analysis, dated June 20, 2008, prepared by UBS and Goldman Sachs*

(c) (12)	Presentation materials, dated June 23, 2008, prepared by Lazard*

(c) (13)	Presentation materials, dated July 9, 2008, prepared by Lazard*

(c) (14)	Presentation materials, dated July 10, 2008, prepared by Lazard***

(c) (15)	Presentation materials, dated August 6, 2008, prepared by Lazard*

(c) (16)	Financial Analysis, dated August 6, 2008, prepared by UBS and Goldman Sachs*

(d) (1)	Agreement and Plan of Merger dated as of August 6, 2008, by and among NWM, NWC, Merger Sub and the company (incorporated herein by reference to Annex A to the Preliminary Proxy Statement)

(d) (2)	Form of Intercompany Agreement among NWM, NWC and the company (previously filed as Exhibit 10.1 to Form S-1/A, Registration Number 333-18533, filed March 5, 1997, and incorporated herein by reference)

(d) (3)	Form of Amendment No. 1 to the Intercompany Agreement among NWM, NWC and the company (previously filed as Exhibit 10.1.1 to Form 10-K, Commission File Number 1-12785, filed March 1, 2005, and incorporated herein by reference)

(d) (4)	Form of Amended and Restated Cost Sharing Agreement among parties named therein (previously filed as Exhibit 10.3 to Form 10-K, Commission File Number 1-12785, filed March 14, 2003, and incorporated herein by reference)

(d) (5)	Amended and Restated Five Year Credit Agreement, dated December 31, 2007, among the company, Nationwide Life Insurance Company, NWM, the banks party thereto and Wachovia Bank, National Association, as syndication agent and Citicorp USA, Inc., as agent (previously filed as Exhibit 10.7 to Form 10-K, Commission File Number 1-12785, filed February 29, 2008, and incorporated herein by reference)

(d) (6)	Form of Lease Agreement between NWM, Nationwide Life Insurance Company, Nationwide Life and Annuity Insurance Company and the company (previously filed as Exhibit 10.7 to Form S-1/A, Registration Number 333-18531, filed February 25, 1997, and incorporated herein by reference)

(d) (7)	Master Repurchase Agreement between Nationwide Life Insurance Company, Nationwide Life and Annuity Insurance Company and NMW and certain of its subsidiaries and affiliates (previously filed as Exhibit 10.20 to Form 10-K, Commission File Number 1-12785, filed March 29, 2000, and incorporated herein by reference)

(d) (8)	Stock Purchase and Sale Agreement between NWC and the company (previously filed as Exhibit 10.21 to Form 10-K, Commission File Number 1-12785, filed March 29, 2000, and incorporated herein by reference)

(d) (9)	Stock Purchase and Sale Agreement between the company and NWM (previously filed as Exhibit 10.22 to Form 10-K, Commission File Number 333-18527, filed March 29, 2000, and incorporated herein by reference)

(d) (10)	Form of Employee Leasing Agreement between NWM and the company dated July 1, 2000 (previously filed as Exhibit 10.35 to Form 10-Q, Commission File Number 333-18527, filed May 11, 2001, and incorporated herein by reference)

(d) (11)	Share Purchase Agreement between the company and NWC, dated November 27, 2006 (previously filed as Exhibit 10.55 to Form 10-K, Commission File Number 1-12785, filed March 1, 2007, and incorporated herein by reference)

(d) (12)	Purchase Agreement between the company and NWC, dated February 2, 2007 (previously filed as Exhibit 10.1 to Form 8-K, Commission File Number 1-12785, filed February 6, 2007, and incorporated herein by reference)

(f) (1)	Appraisal rights are described under the caption “SPECIAL FACTORS—Appraisal Rights” set forth in the Preliminary Proxy Statement and in Annex C to the Preliminary Proxy Statement entitled Section 262 of the General Corporation Law of the State of Delaware and are incorporated herein by reference

*	Previously filed on September 5, 2008
**	Previously filed on October 31, 2008
***	Previously filed on November 24, 2008

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2008

NATIONWIDE FINANCIAL SERVICES, INC.

By:	/s/ Timothy G. Frommeyer
Name:	Timothy G. Frommeyer
Title:	Senior Vice President — Chief Financial Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: November 25, 2008
NATIONWIDE MUTUAL INSURANCE COMPANY

By:	/s/ Harry H. Hallowell
Name:	Harry H. Hallowell
Title:	Senior Vice President and Treasurer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: November 25, 2008
NATIONWIDE CORPORATION

By:	/s/ Harry H. Hallowell
Name:	Harry H. Hallowell
Title:	Senior Vice President and Treasurer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: November 25, 2008
NWM MERGER SUB, INC.

By:	/s/ Harry H. Hallowell
Name:	Harry H. Hallowell
Title:	Treasurer